Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – NOVEMBER 7, 2012

BAYTEX TO PRESENT AT THE BANK OF AMERICA MERRILL LYNCH
GLOBAL ENERGY CONFERENCE

CALGARY, ALBERTA (November 7, 2012) – Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that Derek Aylesworth, Chief Financial Officer, will be presenting at the Bank of America Merrill Lynch Global Energy Conference on Wednesday, November 14, 2012 at 11:00am EST in Miami, Florida. Interested parties can listen to a live webcast and view the presentation slides via the following URL:

http://www.veracast.com/webcasts/baml/energy2012/id14734340.cfm

A replay will be available on the Baytex website, www.baytex.ab.ca, for six months following the presentation.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 87% of Baytex's production is weighted toward crude oil, with a particular emphasis on heavy oil.  Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.  For further information about Baytex, please visit our website at www.baytex.ab.ca.

For further information, please contact:

Brian Ector, Vice President, Investor Relations

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca